August 30, 2005


     Mail Stop 4561
     John R. Milleson
President and Chief Executive Officer
Eagle Financial Services, Inc.
2 East Main Street
P.O. Box 391
Berryville, Virginia

      Re:	Eagle Financial Services, Inc.
		Form 10-K for the period ended December 31, 2004
		File No. 0-20146

Dear Mr. Milleson:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Audited Financial Statements
Notes to Consolidated Financial Statements
Note 1- Summary of Significant Accounting Policies
Loans, page 33

1. You state that you recognize loan origination and commitment fees as collected and incurred and that the use of this method does not produce results that are materially different from results which would have been produced if such costs and fees were deferred and amortized as an adjustment of the loan yield over the life of the related loan. Please provide us with the following information:

* Quantify loan origination and commitment fees recognized during each period presented; and

* Quantify the difference between the effective yield method and the method used with respect to these fees for each period presented.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Johnson, Staff Accountant, at (202) 551-
3474
or me at (202) 551-3490 if you have questions.


      Sincerely,



      Donald Walker
								Senior Assistant Chief
Accountant
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John R. Milleson
Eagle Financial Services, Inc.
August 30, 2005
Page 1